AbbVie Inc. 1 North Waukegan Rd North Chicago, IL 60064

December 1, 2014	Via EDGAR and Email

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:	Responses to Comments on the AbbVie Inc. Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarter Ended September 30, 2014
File No. 001-35565

Dear Mr. Rosenberg:

This letter responds to the letter, dated November 14, 2014, to Mr. William J. Chase, Executive Vice President and Chief Financial Officer of AbbVie Inc., from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed with the Commission on February 21, 2014 and Form 10-Q filed with the Commission on November 7, 2014.  For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 15. Quarterly Financial Data, page 98

1.   As evidenced from this disclosure and corresponding disclosure in your 2012 Form 10-K your net sales in the fourth quarter of 2011, 2012, and 2013 were significantly higher than the first quarter of the following years.  Please address the following:

•            Tell us why your fourth quarter sales are significantly greater than the succeeding first quarter of the next year.

•            To the extent your sales are seasonal tell us your consideration for providing the disclosures required by Item 101(c)(1)(v) of Regulation S-K in your Business section.

•            To the extent you ship more products to distributors during the fourth quarter than is being sold to end customers tell us why recognition of these incremental product shipments as revenue is appropriate and reference for us the authoritative literature you rely upon to support your accounting.  At a minimum, in your response please address the following:

•            Tell us whether you provide any incentives to your distributors to purchase more products in the fourth quarter.  If so, tell us the types of incentives (e.g., extended payment terms, price discounts, longer return privileges, etc.) and how you account for them.

•            Tell us how you monitor the distribution channel to ascertain whether there is too much product in the channel to satisfy normal end customer demand.

•            Provide us with your product return data for returns authorized/received by quarter since the first quarter of 2012.  Identify for us the quarter of original sale of the products returned.

As noted in the Staff’s comment, sales in the fourth quarters of 2011, 2012 and 2013 exceeded sales in the first quarters of the following years.  This variability between the fourth and first quarters is principally driven by fluctuations in wholesaler inventory levels, end customer and retail buying patterns, and business conditions, such as market or share erosion, in the United States.  Outside the United States, sales between the fourth and first quarters are relatively constant.

In the United States, AbbVie sells pharmaceutical products principally through three independent wholesale distributors.  As a component of the company’s assessment of revenue recognition, AbbVie evaluates its sales to these wholesalers to determine that the four criteria for revenue recognition prescribed in SAB 104 have been met. This evaluation includes an analysis of the inventory levels in the wholesaler channel.  Between 2011 and the most recent quarter ended September 30, 2014, days of inventory on hand at U.S. wholesalers averaged 21.2 days in 2011, 17.3 days in 2012, 15.3 days in 2013 and 13.6 days during the first three quarters of 2014.  During this period, inventory on hand never exceeded 30 days.  While wholesaler inventory levels were higher in the fourth quarters of 2011 and 2012 than in the preceding quarters, inventory days on hand in the fourth quarter of 2013 of 16.2 days was relatively consistent with the preceding quarters.

AbbVie believes these inventory levels to be reasonable and necessary to meet end customer/patient demand, and has adequate controls in place in order to make an accurate assessment of such demand.  The company actively monitors its distribution channels to ascertain that wholesaler inventory levels are appropriate relative to normal end customer/patient demand.  Under the inventory management agreements in place with its wholesalers, AbbVie receives weekly inventory on-hand data from each wholesaler, as well as the amount of product sold through (i.e., to specialty or retail pharmacies, government channels, etc.).  AbbVie also utilizes patient prescription volume information purchased from a reputable third-party data provider to develop its own estimates of channel demand.  This data is used to analyze the inventory levels at each wholesaler, taking into consideration their respective distribution model, the nature of the products in inventory and other factors to determine that wholesaler inventory levels are appropriate. AbbVie also has controls in place to identify unusual buying patterns that could be the result of (i) speculative buying in anticipation of price increases, (ii) changes in business conditions, (iii) customer additions or losses, or (iv) product supply issues.

Product returns have historically been low.  In accordance with the company’s standard terms and conditions, U.S. wholesalers receive an allowance of 1% of gross purchases as a sales credit in lieu of the right to return expired but unsold products, with the exception of certain products, representing less than 10% of the company’s sales.  In addition, product returns are allowable in certain other limited circumstances.

As a percentage of U.S net sales, product returns totaled 0.3% in 2012 and 0.6% in both 2013 and the first three quarters of 2014.  The following table presents the historical trend of product returns as a percentage of U.S. net sales.  Note that the table includes product returns data pertaining to the United States only, and that one-tenth of a percentage point of U.S. net sales approximated $2.5 million per quarter.

	Q1	Q2	Q3	Q4	Year To Date
2012	0.3%	0.4%	0.3%	0.2%	0.3%
2013	0.7%	0.4%	0.9%	0.6%	0.6%
2014	0.6%	0.4%	0.7%	n/a	0.6%

The company’s analysis indicates that, based on product dating and the company’s returns policy, which limits returns to between six to 12 months past product expiration, product returns generally lag sales date by approximately 24 months.

Product returns are reliably estimated in accordance with ASC 605-15-25-1-f, and are recorded as a reduction to revenue in the period the product is sold.  Product return accruals are estimated based on the company’s historical experience with damaged product, shipping errors and product expiration where applicable.  Increases of inventory held by wholesalers above target levels have not impacted the company’s ability to make reasonable estimates of product returns because the additional inventory held has not been significant.  In addition, the company’s products typically are sold with sufficient dating to permit more than enough time for wholesalers to sell the products in their inventory through to the end customer.

Incentives related to inventory held by wholesalers in excess of target levels in order to meet customer/patient demand approximated $2 million in each of 2011 and 2012, and less than $1 million in 2013.  No incentives have been paid in 2014 to date.  Wholesaler incentives are recorded as a reduction to sales in the period the products are sold.

In summary, AbbVie has concluded that its revenue recognition is appropriate based on meeting the ASC 605 requirements for such recognition upon shipment.  As detailed above, product returns apply to only certain products and can be reasonably estimated, and AbbVie historically has not offered any material incentives to induce sales.  Further, the company monitors levels of inventory in the wholesaler channel relative to end customer demand, and has controls in place to identify and investigate any unusual or unexpected orders or inventory levels.

The company acknowledges the Staff’s comment with respect to the disclosures required by Item 101(c)(1)(v) of Regulation S-K.  In future filings, the company will disclose that, while there are no significant seasonal aspects to AbbVie’s business, the company’s product sales may be affected by end customer and retail buying patterns, fluctuations in wholesaler inventory levels, and other factors.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Condensed Consolidated Statements of Comprehensive Income

2.  The $647 million reduction of other comprehensive income in the third quarter of 2014 related to foreign currency translation adjustment is at least three times the movement recorded in 2012, 2013 and the first six months of 2014.  Please tell us why your foreign currency translation adjustments decreased so much during the latest quarter and your consideration for providing disclosures to explain this significant movement.

The $647 million reduction of other comprehensive income in the third quarter of 2014 related to foreign currency translation adjustment was principally driven by (i) the impact of the substantial weakening of the Euro in the quarter on the translation of the company’s Euro-denominated assets, and (ii) the weakening of the British Pound in combination with an increased concentration of cash denominated in the British Pound during the third quarter in anticipation of the acquisition of Shire plc.

The company discloses its exposure to the risk that earnings, cash flows and equity could be adversely impacted due to changes in foreign exchange rates within “Item 3: Quantitative and Qualitative Disclosures About Market Risk,” on page 33 of the Form 10-Q for the Quarterly Period Ended September 30, 2014.

The company acknowledges the requirements of Items 303(a) and 305(b) of Regulation S-K, and in future filings, the company will describe in more detail the drivers for significant foreign currency translation adjustments.

In addition to the above responses to the Staff’s comments, AbbVie acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact me at (847) 935-3290 or william.chase@abbvie.com.

Very truly yours,

/s/ WILLIAM J. CHASE

William J. Chase